UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

STREAM GLOBAL SERVICES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of class of securities)

378981104
(CUSIP number)

Roman A. Bejger, Esq.
c/o Providence Equity Partners L.L.C.
50 Kennedy Plaza, 18th Floor
Providence, RI 02903
USA
(401) 751-1770

Solomon M. Hermosura
c/o Ayala Corporation
33/F Tower One & Exchange Plaza
Ayala Avenue
Makati City, Metro Manila, Philippines 1226
+63 (2) 916-5670

COPY TO:

Michael E. Weisser, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8249

(Name, address and telephone number of person authorized to receive notices and communications)

April 27, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1.	NAME OF REPORTING PERSON: EGS DUTCHCO B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	1,000 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	1,000 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,000 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		100% (1)
14.	TYPE OF REPORTING PERSON:		HC

(1)  The Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with (i) SGS Holdings LLC (“Parent”), (ii) Ares Corporate Opportunities Fund II, L.P. (“Ares”), ACOF Management II, L.P., ACOF Operating Manager II, L.P., Ares Management LLC and Ares Partners Management Company, LLC (collectively, the “Ares Entities”), and (iii) G. Drew Conway (“Mr. Conway”) and Paul G. Joubert (“Mr. Joubert” and, together with Mr. Conway, the “Rollover Directors”).  For additional information regarding the Parent, the Rollover Directors and the Ares Entities, see the statements on Schedule 13D filed by Parent and the Rollover Directors (as amended from time to time, the “Parent/Rollover Directors Schedule 13D”) and the statements on Schedule 13D filed by the Ares Entities (as amended from time to time, the “Ares Schedule 13D”), respectively, filed with the Securities and Exchange Commission (the “Commission”), respectively.  On April 27, 2012, Stream Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“MergerSub”), effected a short-form merger (the “Merger”) with and into Stream Global Services, Inc. (the “Issuer”), with the Issuer continuing as the surviving corporation.  Pursuant to the terms of the Merger, (i) each share of common stock, par value $0.001 per share of the Issuer (“Common Stock”) (other than shares of Common Stock held by the Issuer as treasury stock, by MergerSub, or by stockholders of the Issuer who properly exercise statutory appraisal rights under the Delaware General Corporation Law (the “DGCL”) issued and outstanding immediately prior to the effective time of the Merger was canceled and automatically converted into the right to receive $3.25 in cash, without interest and subject to any applicable withholding tax, upon surrender of the certificate representing such share, together with a Letter of Transmittal, (ii) each share of Common Stock held by the Issuer and MergerSub was canceled for no consideration, (iii) the outstanding shares of capital stock of MergerSub were converted into 1,000 shares of common stock, par value $0.001 per share, of the surviving corporation and (iv) the Issuer became a wholly-owned subsidiary of Parent.

1.	NAME OF REPORTING PERSON: EGS LUXCO S.àr.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	1,000 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	1,000 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,000 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		100% (1)
14.	TYPE OF REPORTING PERSON:		HC

(1) The Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with Parent, the Rollover Directors and the Ares Entities.  For additional information regarding Parent, the Rollover Directors and the Ares Entities, see the Parent/Rollover Directors Schedule 13D and the Ares Schedule 13D, respectively, filed with the Commission.  On April 27, 2012, MergerSub effected the Merger with and into the Issuer, with the Issuer continuing as the surviving corporation.  Pursuant to the terms of the Merger, (i) each share of Common Stock (other than shares of Common Stock held by the Issuer as treasury stock, by MergerSub, or by stockholders of the Issuer who properly exercise statutory appraisal rights under the DGCL) issued and outstanding immediately prior to the effective time of the Merger was canceled and automatically converted into the right to receive $3.25 in cash, without interest and subject to any applicable withholding tax, upon surrender of the certificate representing such share, together with a Letter of Transmittal, (ii) each share of Common Stock held by the Issuer and MergerSub was canceled for no consideration, (iii) the outstanding shares of capital stock of MergerSub were converted into 1,000 shares of common stock, par value $0.001 per share, of the surviving corporation and (iv) the Issuer became a wholly-owned subsidiary of Parent.

1.	NAME OF REPORTING PERSON: PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	1,000 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	1,000 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,000 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		100% (1)
14.	TYPE OF REPORTING PERSON:		PN
(1) The Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with Parent, the Rollover Directors and the Ares Entities.  For additional information regarding Parent, the Rollover Directors and the Ares Entities, see the Parent/Rollover Directors Schedule 13D and the Ares Schedule 13D, respectively, filed with the Commission.  On April 27, 2012, MergerSub effected the Merger with and into the Issuer, with the Issuer continuing as the surviving corporation.  Pursuant to the terms of the Merger, (i) each share of Common Stock (other than shares of Common Stock held by the Issuer as treasury stock, by MergerSub, or by stockholders of the Issuer who properly exercise statutory appraisal rights under the DGCL) issued and outstanding immediately prior to the effective time of the Merger was canceled and automatically converted into the right to receive $3.25 in cash, without interest and subject to any applicable withholding tax, upon surrender of the certificate representing such share, together with a Letter of Transmittal, (ii) each share of Common Stock held by the Issuer and MergerSub was canceled for no consideration, (iii) the outstanding shares of capital stock of MergerSub were converted into 1,000 shares of common stock, par value $0.001 per share, of the surviving corporation and (iv) the Issuer became a wholly-owned subsidiary of Parent.

1.	NAME OF REPORTING PERSON: PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	1,000 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	1,000 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,000 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		100% (1)
14.	TYPE OF REPORTING PERSON:		PN
(1) The Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with Parent, the Rollover Directors and the Ares Entities.  For additional information regarding Parent, the Rollover Directors and the Ares Entities, see the Parent/Rollover Directors Schedule 13D and the Ares Schedule 13D, respectively, filed with the Commission.  On April 27, 2012, MergerSub effected the Merger with and into the Issuer, with the Issuer continuing as the surviving corporation.  Pursuant to the terms of the Merger, (i) each share of Common Stock (other than shares of Common Stock held by the Issuer as treasury stock, by MergerSub, or by stockholders of the Issuer who properly exercise statutory appraisal rights under the DGCL) issued and outstanding immediately prior to the effective time of the Merger was canceled and automatically converted into the right to receive $3.25 in cash, without interest and subject to any applicable withholding tax, upon surrender of the certificate representing such share, together with a Letter of Transmittal, (ii) each share of Common Stock held by the Issuer and MergerSub was canceled for no consideration, (iii) the outstanding shares of capital stock of MergerSub were converted into 1,000 shares of common stock, par value $0.001 per share, of the surviving corporation and (iv) the Issuer became a wholly-owned subsidiary of Parent.

1.	NAME OF REPORTING PERSON: PEP VI INTERNATIONAL LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	1,000 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	1,000 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,000 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		100% (1)
14.	TYPE OF REPORTING PERSON:		PN
(1) The Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with Parent, the Rollover Directors and the Ares Entities.  For additional information regarding Parent, the Rollover Directors and the Ares Entities, see the Parent/Rollover Directors Schedule 13D and the Ares Schedule 13D, respectively, filed with the Commission.  On April 27, 2012, MergerSub effected the Merger with and into the Issuer, with the Issuer continuing as the surviving corporation.  Pursuant to the terms of the Merger, (i) each share of Common Stock (other than shares of Common Stock held by the Issuer as treasury stock, by MergerSub, or by stockholders of the Issuer who properly exercise statutory appraisal rights under the DGCL) issued and outstanding immediately prior to the effective time of the Merger was canceled and automatically converted into the right to receive $3.25 in cash, without interest and subject to any applicable withholding tax, upon surrender of the certificate representing such share, together with a Letter of Transmittal, (ii) each share of Common Stock held by the Issuer and MergerSub was canceled for no consideration, (iii) the outstanding shares of capital stock of MergerSub were converted into 1,000 shares of common stock, par value $0.001 per share, of the surviving corporation and (iv) the Issuer became a wholly-owned subsidiary of Parent.

1.	NAME OF REPORTING PERSON: AYALA CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		REPUBLIC OF THE PHILIPPINES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	1,000 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	1,000 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,000 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		100% (1)
14.	TYPE OF REPORTING PERSON:		HC
(1) The Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with Parent, the Rollover Directors and the Ares Entities.  For additional information regarding Parent, the Rollover Directors and the Ares Entities, see the Parent/Rollover Directors Schedule 13D and the Ares Schedule 13D, respectively, filed with the Commission.  On April 27, 2012, MergerSub effected the Merger with and into the Issuer, with the Issuer continuing as the surviving corporation.  Pursuant to the terms of the Merger, (i) each share of Common Stock (other than shares of Common Stock held by the Issuer as treasury stock, by MergerSub, or by stockholders of the Issuer who properly exercise statutory appraisal rights under the DGCL) issued and outstanding immediately prior to the effective time of the Merger was canceled and automatically converted into the right to receive $3.25 in cash, without interest and subject to any applicable withholding tax, upon surrender of the certificate representing such share, together with a Letter of Transmittal, (ii) each share of Common Stock held by the Issuer and MergerSub was canceled for no consideration, (iii) the outstanding shares of capital stock of MergerSub were converted into 1,000 shares of common stock, par value $0.001 per share, of the surviving corporation and (iv) the Issuer became a wholly-owned subsidiary of Parent.

1.	NAME OF REPORTING PERSON: AZALEA INTERNATIONAL VENTURE PARTNERS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0- (See Item 5)
	8.	SHARED VOTING POWER:	1,000 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	1,000 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,000 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		100% (1)
14.	TYPE OF REPORTING PERSON:		HC
(1) The Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with Parent, the Rollover Directors and the Ares Entities.  For additional information regarding Parent, the Rollover Directors and the Ares Entities, see the Parent/Rollover Directors Schedule 13D and the Ares Schedule 13D, respectively, filed with the Commission.  On April 27, 2012, MergerSub effected the Merger with and into the Issuer, with the Issuer continuing as the surviving corporation.  Pursuant to the terms of the Merger, (i) each share of Common Stock (other than shares of Common Stock held by the Issuer as treasury stock, by MergerSub, or by stockholders of the Issuer who properly exercise statutory appraisal rights under the DGCL) issued and outstanding immediately prior to the effective time of the Merger was canceled and automatically converted into the right to receive $3.25 in cash, without interest and subject to any applicable withholding tax, upon surrender of the certificate representing such share, together with a Letter of Transmittal, (ii) each share of Common Stock held by the Issuer and MergerSub was canceled for no consideration, (iii) the outstanding shares of capital stock of MergerSub were converted into 1,000 shares of common stock, par value $0.001 per share, of the surviving corporation and (iv) the Issuer became a wholly-owned subsidiary of Parent.

1.	NAME OF REPORTING PERSON: LIVEIT INVESTMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	1,000 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	1,000 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,000 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		100% (1)
14.	TYPE OF REPORTING PERSON:		HC

(1) The Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with Parent, the Rollover Directors and the Ares Entities.  For additional information regarding Parent, the Rollover Directors and the Ares Entities, see the Parent/Rollover Directors Schedule 13D and the Ares Schedule 13D, respectively, filed with the Commission.  On April 27, 2012, MergerSub effected the Merger with and into the Issuer, with the Issuer continuing as the surviving corporation.  Pursuant to the terms of the Merger, (i) each share of Common Stock (other than shares of Common Stock held by the Issuer as treasury stock, by MergerSub, or by stockholders of the Issuer who properly exercise statutory appraisal rights under the DGCL) issued and outstanding immediately prior to the effective time of the Merger was canceled and automatically converted into the right to receive $3.25 in cash, without interest and subject to any applicable withholding tax, upon surrender of the certificate representing such share, together with a Letter of Transmittal, (ii) each share of Common Stock held by the Issuer and MergerSub was canceled for no consideration, (iii) the outstanding shares of capital stock of MergerSub were converted into 1,000 shares of common stock, par value $0.001 per share, of the surviving corporation and (iv) the Issuer became a wholly-owned subsidiary of Parent.

1.	NAME OF REPORTING PERSON: NEWBRIDGE INTERNATIONAL INVESTMENTS LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	1,000 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	1,000 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,000 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		100% (1)
14.	TYPE OF REPORTING PERSON:		HC
(1) The Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with Parent, the Rollover Directors and the Ares Entities.  For additional information regarding Parent, the Rollover Directors and the Ares Entities, see the Parent/Rollover Directors Schedule 13D and the Ares Schedule 13D, respectively, filed with the Commission.  On April 27, 2012, MergerSub effected the Merger with and into the Issuer, with the Issuer continuing as the surviving corporation.  Pursuant to the terms of the Merger, (i) each share of Common Stock (other than shares of Common Stock held by the Issuer as treasury stock, by MergerSub, or by stockholders of the Issuer who properly exercise statutory appraisal rights under the DGCL) issued and outstanding immediately prior to the effective time of the Merger was canceled and automatically converted into the right to receive $3.25 in cash, without interest and subject to any applicable withholding tax, upon surrender of the certificate representing such share, together with a Letter of Transmittal, (ii) each share of Common Stock held by the Issuer and MergerSub was canceled for no consideration, (iii) the outstanding shares of capital stock of MergerSub were converted into 1,000 shares of common stock, par value $0.001 per share, of the surviving corporation and (iv) the Issuer became a wholly-owned subsidiary of Parent.

This Amendment No. 5 (this “Amendment No. 5”) amends the statement on Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “Commission”) on October 13, 2009 (the “Schedule 13D”), as amended by Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D filed with the Commission on November 7, 2011, Amendment No. 2 (“Amendment No. 2”) to the statement on Schedule 13D filed with the Commission on January 31, 2012, Amendment No. 3 (“Amendment No. 3”) to the statement on Schedule 13D filed with the Commission on March 6, 2012 and Amendment No. 5 (“Amendment No. 5”) to the statement on Schedule 13D filed with the Commission on April 18, 2012 and is being filed by the Reporting Persons with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Stream Global Services, Inc. (formerly Global BPO Services Corp.), a Delaware corporation (the “Issuer”).

This statement is being jointly filed by (i) EGS Dutchco B.V. (“EGS Dutchco”), (ii) EGS Luxco S.àr.l. (“EGS Luxco”), (iii) Providence Equity Partners VI International L.P. (“Providence VI”), (iv) Providence Equity GP VI International L.P. (“Providence GP”), (v) PEP VI International Ltd. (“PEP VI” and collectively with EGS Dutchco, EGS Luxco, Providence VI and Providence GP, the “Providence Entities”), (vi) Ayala Corporation (“Ayala”), (vii) Azalea International Venture Partners Ltd. (“Azalea”), (viii) LiveIt Investments Limited (“LiveIt”) and (ix) NewBridge International Investment Ltd. (“NewBridge” and collectively with Ayala, Azalea and LiveIt, the “Ayala Entities”). The Ayala Entities and the Providence Entities are sometimes referred to as the “Reporting Persons” and each as a “Reporting Person.”

EGS Dutchco is a Dutch private company with limited liability and a wholly-owned subsidiary of EGS Luxco, a Luxembourg limited liability company, which is a wholly-owned subsidiary of Providence VI, a Cayman Islands exempted limited partnership, whose sole general partner is Providence GP, a Cayman Islands exempted limited partnership, whose sole general partner in turn is PEP VI, a Cayman Islands company with limited liability. Each of the Providence Entities have shared voting and dispositive power over the shares of the Issuer.

NewBridge, a British Virgin Islands company, is a wholly-owned direct subsidiary of LiveIt, a British Virgin Islands company, which is a wholly-owned direct subsidiary of Azalea, a British Virgin Islands company, which is a wholly-owned direct subsidiary of Ayala, a Philippines corporation.

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4.  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Information regarding source and amount of funds used to fund the Private Purchases and the aggregate merger consideration is described in Item 4 below and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On April 27, 2012, Parent and Brookside Capital Trading Fund, L.P. (“Brookside”) entered into an amendment (the “Amendment to Brookside Stock Purchase Agreement”) to that certain Stock Purchase Agreement (the “Brookside Stock Purchase Agreement”), dated as of March 5, 2012, by and between Parent and Brookside, reducing the number of shares of Common Stock to be sold pursuant to the Brookside Stock Purchase Agreement from 1,500,000 shares to 1,250,000 shares to reflect the correct number of shares of Common Stock owned by Brookside.

On April 27, 2012, immediately after entering into the Amendment to Brookside Stock Purchase Agreement, Parent closed each of the Private Purchases and thereby acquired an additional 2,082,747 shares of Common Stock, or an additional 2.7% of the issued and outstanding shares of Common Stock (based upon 75,965,439 shares of Common Stock outstanding on April 20, 2012 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 filed with the Commission on April 25, 2012 (the “Form 10-Q”)) at a price of $3.25 per share of Common Stock.  The closing of the Private Purchases resulted in Parent owning 73,094,027 shares of Common Stock, or 96.2% of the issued and outstanding shares of Common Stock (based upon 75,965,439 shares of Common Stock outstanding on April 20, 2012 as reported by the Issuer in its Form 10-Q).

On April 27, 2012, immediately after the closing of the Private Purchases, Parent contributed all of its shares of Common Stock to Stream Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“MergerSub”), pursuant to a Contribution and Exchange Agreement, dated as of April 27, 2012 (the “Parent Contribution Agreement”), by and between Parent and MergerSub, in exchange for 1,000 shares of common stock, par value $0.001 per share, of MergerSub (the “Parent Contribution”).  As a result of the Parent Contribution, (i) MergerSub acquired 73,094,027 shares of Common Stock, or 96.2% of the issued and outstanding shares of Common Stock (based upon 75,965,439 shares of Common Stock outstanding on April 20, 2012 as reported by the Issuer in its Form 10-Q), and (ii) Parent held all of the common stock of MergerSub.  There was no cash consideration for this transaction.

On April 27, 2012, immediately after the closing of the Parent Contribution, MergerSub effected the Merger with and into the Issuer pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”), with the Issuer continuing as the surviving corporation.  Upon consummation of the Merger, Parent became the sole stockholder of the Issuer.

Pursuant to the terms of the Merger, (i) each share of Common Stock (other than shares of Common Stock held by the Issuer as treasury stock, by MergerSub, or by stockholders of the Issuer who properly exercise statutory appraisal rights under the DGCL) issued and outstanding immediately prior to the effective time of the Merger was canceled and automatically converted into the right to receive $3.25 in cash, without interest and subject to any applicable withholding tax, upon surrender of the certificate representing such share, together with a Letter of Transmittal, (ii) each share of Common Stock held by the Issuer and MergerSub was canceled for no consideration, (iii) the outstanding shares of capital stock of MergerSub were converted into 1,000 shares of common stock, par value $0.001 per share, of the surviving corporation and (iv) the Issuer became a wholly-owned subsidiary of Parent.  In addition, each unexercised option to purchase shares of Common Stock issued pursuant to the Stream Global Services, Inc. 2008 Stock Incentive Plan (the “Plan”) was terminated for no consideration shortly after the effective time of the Merger in accordance with the Plan.

To fund the Private Purchases and the aggregate merger consideration, Parent used the proceeds of loans made by the Parent Members in the following approximate amounts: (i) $8,291,810 from Ares, (ii) $3,093,045 from EGS Dutchco and (iii) $4,716,162 from NewBridge in exchange for Convertible Promissory Notes in such amounts executed by Parent in favor of each of the Parent Members.  Each Convertible Promissory Note matures on April 29, 2013 and bears 10% interest (compounded annually) and may be prepaid by Parent (in whole, but not in part).

Item 5.             Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)           Aggregate Number and Percentage of Securities.     See Items 11 and 13 of the cover pages to this Amendment No. 5 for the aggregate number of shares of Common Stock and the percentage of shares of Common Stock beneficially owned by each of the Providence Entities and the Ayala Entities.  Together with the Ares Entities, Parent and the Rollover Directors, the Reporting Persons beneficially own 100% of the outstanding Common Stock.  The individuals on Exhibit 1 to Amendment No. 1 disclaim beneficial ownership of the Common Stock beneficially owned by the Reporting Persons, Parent, the Rollover Directors and the Ares Entities.

(b)           Power to Vote and Dispose.     See Items 7-10 of the cover pages to this Amendment No. 5 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.  See Items 7-10 of the cover pages to the Ares Schedule 13D and the Parent/Rollover Directors Schedule 13D for the number of shares of Common Stock beneficially owned by the Ares Entities, Parent and the Rollover Directors, respectively, as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)           Transactions within the past 60 days.     Except for the information set forth or incorporated by reference herein or in Items 3, 4 or 6, none of the Reporting Persons nor, to the best of their knowledge, any of their respective officers and directors set forth on Exhibit 1 to Amendment No. 1, has effected any transaction related to the Common Stock during the past 60 days.

(d)           Certain Rights of Other Persons.     Not applicable.

(e)           Date Ceased to be a 5% Owner.     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented by the information provided in Item 4 of this Amendment No. 5 and is incorporated herein by reference.

Item 7.             Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is supplemented to add the following:

Exhibit No.	Description	Location
Exhibit 14	First Amendment to Stock Purchase Agreement, dated as of April 27, 2012, by and between SGS Holdings LLC and Brookside Capital Trading Fund, L.P.	Incorporated by reference to Exhibit 9 to Amendment No. 3 to the statement on Schedule 13D filed by SGS Holdings LLC and the Rollover Directors with the Commission on April 27, 2012.
Exhibit 15	Contribution and Exchange Agreement, dated as of April 27, 2012, by and between SGS Holdings LLC and Stream Acquisition, Inc.	Incorporated by reference to Exhibit 10 to Amendment No. 3 to the statement on Schedule 13D filed by SGS Holdings LLC and the Rollover Directors with the Commission on April 27, 2012.
Exhibit 16	Form of Convertible Promissory Note	Incorporated by reference to Exhibit 11 to Amendment No. 3 to the statement on Schedule 13D filed by SGS Holdings LLC and the Rollover Directors with the Commission on April 27, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           April 27, 2012

EGS DUTCHCO B.V.

By:	/s/ Siniša Krnic
	Name:	Siniša Krnic
	Title:	Director

EGS LUXCO S.ÀR.L.

By:	/s/ Siniša Krnic
	Name:	Siniša Krnic
	Title:	Manager

PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P. By: Providence Equity GP VI International L.P., its sole general partner By: PEP VI International Ltd., its sole general partner

By:	/s/ Robert S. Hull
	Name:	Robert S. Hull
	Title:	Secretary, Treasurer and Chief Financial Officer

PROVIDENCE EQUITY GP VI INTERNATIONAL L.P. By: PEP VI International Ltd., its sole general partner

By:	/s/ Robert S. Hull
	Name:	Robert S. Hull
	Title:	Secretary, Treasurer and Chief Financial Officer

[Signature Page to Schedule 13D/A]

PEP VI INTERNATIONAL LTD.

By:	/s/ Robert S. Hull
	Name:	Robert S. Hull
	Title:	Secretary, Treasurer and Chief Financial Officer

AYALA CORPORATION

By:	/s/ Delfin Gonzalez Jr.
	Name:	Delfin Gonzalez Jr.
	Title:	Managing Director

By:	/s/ Solomon Hermosura
	Name:	Solomon Hermosura
	Title:	Managing Director

AZALEA INTERNATIONAL VENTURE PARTNERS LIMITED

By:	/s/ Delfin Gonzalez Jr.
	Name:	Delfin Gonzalez Jr.
	Title:	Authorized Signatory

LIVEIT INVESTMENTS LIMITED

By:	/s/ Alfredo I. Ayala
	Name:	Alfredo I. Ayala
	Title:	Chief Executive Officer

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.

By:	/s/ Alfredo I. Ayala
	Name:	Alfredo I. Ayala
	Title:	Director

[Signature Page to Schedule 13D/A]

EXHIBIT INDEX

Exhibit No.	Description	Location
Exhibit 14	First Amendment to Stock Purchase Agreement, dated as of April 27, 2012, by and between SGS Holdings LLC and Brookside Capital Trading Fund, L.P.	Incorporated by reference to Exhibit 9 to Amendment No. 3 to the statement on Schedule 13D filed by SGS Holdings LLC and the Rollover Directors with the Commission on April 27, 2012.
Exhibit 15	Contribution and Exchange Agreement, dated as of April 27, 2012, by and between SGS Holdings LLC and Stream Acquisition, Inc.	Incorporated by reference to Exhibit 10 to Amendment No. 3 to the statement on Schedule 13D filed by SGS Holdings LLC and the Rollover Directors with the Commission on April 27, 2012.
Exhibit 16	Form of Convertible Promissory Note	Incorporated by reference to Exhibit 11 to Amendment No. 3 to the statement on Schedule 13D filed by SGS Holdings LLC and the Rollover Directors with the Commission on April 27, 2012.